Room 4561

June 12, 2006

Mr. Timothy Shaughnessy
Vice President and Controller
International Business Machines Corporation
New Orchard Road
Armonk, NY 10504

> **Re:** **International Business Machines Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed February 28, 2006**
> **Form 8-K Filed January 17, 2006**
> **File No. 001-02360**

Dear Mr. Shaughnessy:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brad Skinner
Accounting Branch Chief